                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                 AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                             COMMON ($.01 PAR VALUE)
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  02926T-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

HOWARD AMSTER, 23811 CHAGRIN BLVD #200, BEACHWOOD OH 44122-5525 (216) 595-1047
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  9-10-98
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1  of  10 Pages
                                  ---    ----

CUSIP No. 02926T-10-3                   13D               Page 2  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                  HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        607500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        23800
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power       607500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        23800
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              687500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                8.47%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 3  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                 TAMRA F. GOULD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         4800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        76100
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         4800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        76100
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              70000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  .86%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 4  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                 GOULD TRADING COMPANY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         65200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power         65200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              65200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  .8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 5  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       HOWARD AMSTER & TAMRA F. GOULD CHARITABLE REMAINDER UNITRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          7300
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          7300
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               7300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  .09%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 6  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               HOWARD M. AMSTER CHARITABLE REMAINDER UNITRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           900
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           900
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                900
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  .01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 7  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               AMSTER TRADING COMPANY CHARITABLE REMAINDER UNITRUSTS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         11600
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power         11600
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              11600
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  1.43%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 8  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                             AMSTER LTD PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          3600
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3600
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               3600
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 9  of  10  Pages
          -----------                                         ---    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                      PLEASANT LAKE APTS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           400
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           400
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .00%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 02926T-10-3                   13D               Page 10  of  10  Pages
          -----------                                         ----    ----


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                             RAMAT SECURITIES LTD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           80000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           80000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                              80000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   Schedule 13D

CUSIP No. 02926T-10-3

Item 1. Security and Issuer

American Residential Investment Trust, Inc., common stock ($.01 par value)

American Residential Investment Trust, Inc.
445 Marine View Avenue, Suite 230
Del Mar, California 92014
John M. Robbins, Jr., Chairman of the Board and Chief Executive Officer

Item 2. Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.


Howard Amster and Tamra F. Gould are general partners of Amster Limited Partnership. Mr. Amster and Tamra F. Gould can be deemed to have the right to shared and dispositive power over any security owned by the partnership.

Howard Amster is the president of Pleasant Lake Apts. Corp. the general partner of Pleasant Lake Apts Limited Partnership. Mr. Amster can be deemed to have the right to shared and dispositive power over any security owned by the partnership.

Howard Amster is a 83% owner of Ramat Securities Ltd. Mr. Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster is not an officer of Ramat Securities Ltd. and does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.

Howard M. Amster Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust.

Amster Trading Company Charitable Remainder Unitrusts have been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts.

Tamra F. Gould is 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

a)  Howard Amster
b)  25812 Fairmount Blvd, Beachwood, Ohio 44122
c) Present principal occupation-Investment Consultant, Everen Securities, Inc.-securities brokerage firm, 23811 Chagrin Blvd, Suite 200, Beachwood, Oh 44122
d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
    Item 2 of Schedule 13D within the last five years.
f)  USA

a)  Tamra F. Gould
b)  25812 Fairmount Blvd, Beachwood, Ohio 44122
c) President principal occupation-Securities Trader, Tamar Securities Inc., a broker dealer, 25812 Fairmount Blvd, Beachwood, Oh 44122
d) Tamra F. Gould has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.
f)  USA

Amster Limited Partnership
25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments
d) Neither the partners or the partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the partners or the partnership have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Gould Trading Company
25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments
d) Neither the officers, directors, or shareholders of Gould Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the officers, directors, or shareholders of Gould Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrusts
d)  Neither the trusts or the trustee of the Amster Trading Company

    Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard M. Amster Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrust
d) Neither the trust or the trustee of the Howard M. Amster Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trust or the trustee of the Howard M. Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
    Item 2 of Schedule 13D within the last five years.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrust
d) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apt Limited Partnership
7530 Lucerne Drive, Suite 101, Middleburg Heights, Oh 44130
Investments
d) Neither the partners of Pleasant Lake Apt Limited Partnership or the partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the partners of Pleasant Lake Apt Limited Partnership or the partnership have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
    Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd
23811 Chagrin Blvd, Suite 200, Beachwood, Ohio 44122
Broker Dealer
d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule
    13D within the last five years.

Item 3. Source and Amount of Funds or Other Consideration

Howard Amster purchased (in his personal and individual retirement accounts)

American Residential Investment Trust with personal funds without borrowing. The total consideration of the purchases is $3,430,803.75

Tamra F. Gould purchased in her individual retirement accounts American Residential Investment Trust with personal funds without borrowing.
The total consideration of the purchases is $43,501.81

Gould Trading Company purchased American Residential Investment Trust with working capital and margined borrowing from Everen Securities, Inc.
The total consideration of the purchases is $485,855.09

Amster Limited Partnership purchased American Residential Investment Trust with partnership capital without borrowing.
The total consideration of the purchases is $30,986.17

Amster Trading Company Charitable Remainder Unitrusts purchased American Residential Investment Trust with trust assets without borrowing.
The total consideration of the purchases is $94,232.73

Howard M. Amster Charitable Remainder Unitrust purchased American Residential Investment Trust with trust assets without borrowing.
The total consideration of the purchases is $7,220.30

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust purchased American Residential Investment Trust with trust assets without borrowing. The total consideration of the purchases is $44,680.80

Pleasant Lake Apt Limited Partnership purchased American Residential Investment Trust with partnership capital without borrowing.
The total consideration of the purchases is $3,458.51

Ramat Securities Ltd. purchased American Residential Investment Trust with working capital and margined borrowing with Bear Stearns & Co.
The total consideration for the purchases is $572,384.80

Item 4.  Purpose of Transaction

Howard Amster, Tamra F. Gould, Gould Trading Company, Amster Ltd
Partnership, Amster Trading Company Charitable Remainder Unitrusts, Howard M. Amster Charitable Remainder Unitrust, Howard Amster and Tamra F. Gould Charitable Remainder Unitrust, Pleasant Lake Apt Limited Partnership, Ramat Securities Ltd. acquired the shares for purposes of investment.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares of other securities of the issuer or dispose of some or all of their shares depending upon market conditions and personal circumstances;

b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

e) any material change in the present capitalization or dividend policy of the issuer;

f) any other material change in the issuer's business or corporate structure;

g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h) causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)   any action similar to any of those enumerated above.

Item 5.  Interest in securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 761,300 shares or 9.63% of the outstanding shares.

         Howard Amster in his name and individual retirement accounts owns 607,500 shares or 7.49% of the outstanding shares.

         Tamra F. Gould in her individual retirement accounts owns 4,800 shares or .06% of the outstanding shares.

         Gould Trading Company owns 65,200 shares or .80% of the outstanding shares.

         Amster Ltd Partnership owns 3,600 shares or .04% of the outstanding shares.

         Amster Trading Company Charitable Remainder Unitrusts own 11,600 shares or .14% of the outstanding shares.

         Howard M. Amster Charitable Remainder Unitrust owns 900 shares or .01% of the outstanding shares.

         Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 7,300 shares or .09% of the outstanding shares.

         Pleasant Lake Apt Ltd Partnership owns 400 shares or .00% of the outstanding shares.

         Ramat Securities Ltd owns 80,000 shares or 1.00% of the outstanding shares.

c) The following table reflects shares acquired on the New York Stock Exchange as open market transactions that were executed by Everen Securities, Inc.

Name                      Date          Shares        Price
Howard Amster             7/21/98         4800        9.2138

Howard Amster IRA         7/21/98        24800        9.2138
                          7/24/98        45000        9.0156
                          7/31/98        25000        8.75
                          8/07/98         2000        8.375
                          8/10/98          800        8.6875
                          8/13/98         8500        8.6875
                          8/20/98        21700        7.962


                          8/27/98       55500         6.1666
                          8/31/98       23000         6
                          9/03/98       37800         5.8125
                          9/10/98      358600         4.875

Tamra F. Gould IRA        7/24/98        4800         9.0156

Gould Trading Co          7/24/98       40200         9.0156
                          9/10/98       25000         4.875

Amster Ltd Partnership    7/21/98        3600         8.5678

Amster Trading Co         7/21/98        1900         9.2138
Charitable Remainder      8/06/98        3000         8.25
Unitrusts                 8/20/98        5800         7.962
                          9/03/98         900         5.8125

Howard M Amster           8/20/98         900         7.962
Charitable Remainder
Unitrust

Howard Amster/            8/20/98         900         7.962
Tamra F. Gould            9/03/98        6400         5.8125
Charitable Remainder
Unitrust

Pleasant Lake Apt         8/04/98         400         8.5678
Ltd Partnership

Ramat Securities Ltd      7/15/98        1100         9.8125
                          7/21/98       21000         9.2138
                          8/17/98        5000         8.5625
                          8/20/98       15000         7.9375
                          9/01/98        8000         6.1875
                          9/03/98        9900         5.8125
                          9/10/98       20000         4.875

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2, 3, 5 above.

Item 7.  Material to be Filed as Exhibits.

         Agreement between Howard Amster and Tamra F. Gould concerning this
         Schedule 13D.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    9/15/98

/s/                         /s/                     /s/
Howard Amster               Amster Ltd              Howard Amster &
                            Partnership             Tamra F. Gould
                                                    Charitable Remainder
                                                    Unitrust

/s/                         /s/                     /s/
Tamra F. Gould              Amster Trading Co       Pleasant Lake Apt
                            Charitable Remainder    Ltd Partnership
                            Unitrusts

/s/                         /s/                     /s/
Gould Trading               Howard M. Amster        Ramat Securities Ltd
Company                     Charitable Remainder
                            Unitrust


-----------------------------------------------------------------------------

                                  AGREEMENT

Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.


Date 9/15/98           /s/                   /s/
                       Howard Amster         Tamra F. Gould